UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Mindray Medical International Limited

(Name of Issuer)

Class A Ordinary Shares**

American Depositary Shares, each representing one Class A ordinary share

(Title of Class of Securities)

602675100

(CUSIP Number)

Li Xiting

Magic Bell Limited

Quiet Well Limited

Xu Hang

New Dragon (No. 12) Investments Limited

Jian Yao

New Phoenix Limited

Cheng Minghe

City Legend Limited

c/o Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan, Shenzhen 518057

The People’s Republic of China

+(86) 755-8188-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one Class A ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Li Xiting
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; (iii) 626,691 ADSs, and (iv) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Li, which includes stock options that vest within 60 days. The outstanding Ordinary Shares and ADSs held by Mr. Li are indirectly held through UBS Trustees (BVI) Limited, the trustee of Magic Bell Trust. The assets of the Magic Bell Trust include all outstanding shares of Magic Bell Limited (“Magic Bell”), a company incorporated under the laws of the British Virgin Islands, and Quiet Well Limited, a company incorporated under the laws of the British Virgin Islands (“Quiet Well”). Magic Bell is the sole owner of Quiet Well which in turn holds the above-mentioned Ordinary Shares and ADSs. Mr. Li Xiting retains sole voting and disposition power over all the Issuer’s securities held through Magic Bell Trust.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Mr. Li Xiting may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,929,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015, and (ii) 600,000 Class A Ordinary Shares underlying the stock options granted to Mr. Li which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Li represent approximately 30.5% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Magic Bell Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,900,163
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,900,163
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(4)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs, held through Quiet Well.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Magic Bell may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Magic Bell represent approximately 30.3% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Quiet Well Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,900,163
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,900,163
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,900,163(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(4)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 193,258 Class A Ordinary Shares; (ii) 14,080,214 Class B Ordinary Shares; and (iii) 626,691 ADSs.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Quiet Well may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by Quiet Well represent approximately 30.3% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Xu Hang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000
	8.	SHARED VOTING POWER 14,447,476(1)(2)
	9.	SOLE DISPOSITIVE POWER 600,000
	10.	SHARED DISPOSITIVE POWER 14,447,476(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,047,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%(4)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 201,742 Class A Ordinary Shares held by New Dragon (No. 12) Investments Limited (“New Dragon”), of which Mr. Xu is the sole owner; (ii) 9,229,755 Class B Ordinary Shares held by New Dragon; (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon; (iv) 4,000,000 Class B Ordinary Shares held by New Phoenix Limited (“New Phoenix”), wholly-owned by Mr. Xu’s wife, Ms. Jian; (v) ADSs representing 500,000 Class A Ordinary Shares, which are held by Credit Suisse AG for the benefit of New Phoenix; and (vi) 600,000 Class A Ordinary Shares issuable upon the exercise of stock options held by Mr. Xu, which includes stock options vesting within 60 days. 6,206,896 of the Class B Ordinary Shares are pledged pursuant to a Collateral Agreement as security for a credit facility made available by Credit Suisse AG to New Dragon (the “Credit Facility”).

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Mr. Xu may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,929,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015, and (ii) 600,000 Class A Ordinary Shares underlying the stock options granted to Mr. Xu which are exercisable within 60 days after the date hereof. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Xu represent approximately 28.9% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Dragon (No. 12) Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,947,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,947,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,947,476(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(4)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 201,742 Class A Ordinary Shares; (ii) 9,229,755 Class B Ordinary Shares; and (iii) 515,979 ADSs, which are held by Credit Suisse AG for the benefit of New Dragon. 6,206,896 of the Class B Ordinary Shares are pledged as collateral for the Credit Facility.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) New Dragon may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,029,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Dragon represent approximately 20.0% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Jian Yao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,500,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 4,000,000 Class B Ordinary Shares held by New Phoenix; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Ms. Jian may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Ms. Jian represent approximately 8.7% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: New Phoenix Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 4,000,000 Class B Ordinary Shares; and (ii) 500,000 ADSs, which are held by Credit Suisse AG for the benefit of New Phoenix.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) New Phoenix may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by New Phoenix represent approximately 8.7% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: Cheng Minghe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON IN

(1) Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs, which are held by City Legend Limited (“City Legend”). Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) Mr. Cheng may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including (i) 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Mr. Cheng represent approximately 4.0% of the total voting rights in the Issuer as of May 30, 2015.

CUSIP No.	602675100

1.	NAME OF REPORTING PERSON: City Legend Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,188,288
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,188,288
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,188,288(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(4)
14.	TYPE OF REPORTING PERSON CO

(1) Includes (i) 1,809,938 Class B Ordinary Shares and (ii) 378,350 ADSs.

(2) Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. See Item 5.

(3) City Legend may be deemed to be part of a “group” with certain other Reporting Persons. See Items 2 and 5.

(4) Assuming conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares, percentage is calculated based on a total of 118,329,023 Ordinary Shares, including 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015. In addition, each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote, the Ordinary Shares (including Ordinary Shares represented by ADSs) held by City Legend represent approximately 4.0% of the total voting rights in the Issuer as of May 30, 2015.

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Li Xiting (Mr. Li), Magic Bell Limited (“Magic Bell”), Quiet Well Limited (“Quiet Well”), Mr. Xu Hang (Mr. Xu), New Dragon (No. 12) Investments Limited (“New Dragon”), Ms. Jian Yao (Ms. Jian), New Phoenix Limited (“New Phoenix”), Mr. Cheng Minghe (Mr. Cheng) and City Legend Limited (“City Legend”, and together with Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon, Ms. Jian, New Phoenix and Mr. Cheng, the “Reporting Persons”, and each a “Reporting Person”), with respect to Mindray Medical International Limited (the “Company” or “Issuer”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The ordinary shares of the Issuer described herein held by Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon and New Phoenix were previously reported on their respective Schedule 13Gs filed on February 14, 2007, and amendments thereto.

ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the Class A ordinary shares, par value HK$0.001 per share (“Class A Ordinary Shares”) and Class B ordinary shares, par value HK$0.001 per share (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”). American depositary shares (the “ADSs”), each representing one Class A Ordinary Shares of the Issuer are listed on the New York Stock Exchange under the symbol “MR”. The address of the principal executive office of the Company is Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen 518057, the People’s Republic of China.

Item 2.	Identity and Background

(a) – (c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

However, Mr. Li, Magic Bell, Quiet Well expressly disclaim beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Xu, New Dragon, Ms. Jian, New Phoenix, Mr. Cheng and City Legend; Mr. Xu, New Dragon, Ms. Jian and New Phoenix expressly disclaim beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Li, Magic Bell, Quiet Well, Mr. Cheng and City Legend; Ms. Jian and New Phoenix further expressly disclaim beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Xu and New Dragon; and Mr. Cheng and City Legend expressly disclaim beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Mr. Li, Magic Bell, Quiet Well, Mr. Xu, New Dragon, Ms. Jian and New Phoenix.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Li is a co-founder and the Executive Chairman, President and Co-Chief Executive Officer of the Company. The business address of Mr. Li is c/o Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Mr. Li is a citizen of the People’s Republic of China.

Magic Bell is a company incorporated under the laws of the British Virgin Islands. The principal business of Magic Bell is investment holding. The business address of Magic Bell is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Mr. Li is the sole owner and director of Magic Bell.

Quiet Well is a company incorporated under the laws of the British Virgin Islands. The principal business of Quiet Well is investment holding. The business address of Quiet Well is Ramasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. Magic Bell is the sole owner of Quiet Well, and Mr. Li is the sole director of Quiet Well.

Mr. Xu is a co-founder and the Chairman of the Company. The business address of Mr. Xu is c/o Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Mr. Xu is a citizen of the People’s Republic of China.

New Dragon is a company incorporated under the laws of the Cayman Islands. The principal business of New Dragon is investment holding. The business address of New Dragon is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. Mr. Xu is the sole owner and director of New Dragon.

Ms. Jian is Mr. Xu’s wife. The business address of Ms. Jian is c/o Mr. Xu Hang, Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Ms. Jian is a citizen of the People’s Republic of China.

New Phoenix is a company incorporated under the laws of the Cayman Islands. The principal business of New Phoenix is investment holding. The business address of New Phoenix is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. Ms. Jian is the sole owner and director of New Phoenix.

Mr. Cheng is the Co-Chief Executive Officer and Chief Strategic Officer of the Company. The business address of Mr. Cheng is c/o Mindray Medical International Limited, Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Mr. Cheng is a citizen of the People’s Republic of China.

City Legend is a company incorporated under the laws of the British Virgin Islands. The principal business of City Legend is investment holding. The business address of City Legend is P.O. Box 3152, Road Town, Tortola, British Virgin Islands. Mr. Cheng is the controlling shareholder and exercises voting and investment control of City Legend.

(d) – (e) During the last five years, none of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Buyer Group (as defined in Item 4 below) anticipates that, at the price per ADS or per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$2,604 million will be required for the Proposed Transaction.

It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

On June 4, 2015, Mr. Li, Mr. Xu and Mr. Cheng (collectively, the “Buyer Group”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors. In the Proposal, the Buyer Group proposed to acquire all outstanding Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs) not already owned by the Buyer Group at US$30.0 per Ordinary Share, or US$30.0 per ADS, in cash (the “Proposed Transaction”). The Buyer Group also stated in the Proposal that it is interested only in the Proposed Transaction, and that it does not intend to sell its shares in the Company. The Buyer Group intended to finance the transactions contemplated under the Proposal through a combination of debt and equity capital.

The Buyer Group indicated in the Proposal that it is prepared to negotiate and finalize the terms of the Proposed Transaction in definitive transaction documents, which will provide for covenants and conditions typical and appropriate for transactions of this type. The Proposal also provided that no binding obligation on the part of the Company or the Buyer Group shall arise with respect to the Proposed Transaction unless and until definitive agreements have been executed.

If the Proposed Transaction are completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 7.02 and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The following disclosure assumes that there are 89,209,116 Class A Ordinary Shares and 29,119,907 Class B Ordinary Shares outstanding as of May 30, 2015.

Class A Ordinary Shares and Class B Ordinary Shares are not listed for trading. Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class A Ordinary Shares is entitled to one vote on all matters subject to shareholder vote, and each Class B Ordinary Share is entitled to five votes on all matters subject to shareholder vote. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstance. Class B Ordinary Shares will automatically and immediately convert into an equal number of Class A Ordinary Shares upon transfer to any person or entity which is not an affiliate of the transferor.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 32,735,927 Ordinary Shares (including Class A Ordinary Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 27.5% of the total outstanding Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 63.4% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares represented by ADSs) as of May 30, 2015. Each Reporting Person disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of June 11, 2015.

Exhibit 7.02	Proposal Letter from the Buyer Group to the Company’s board of directors, dated as of June 4, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on June 5, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

Li Xiting
By:	/s/ Li Xiting

Magic Bell Limited
By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

Quiet Well Limited
By:	/s/ Li Xiting
	Name:	Li Xiting
	Title:	Sole Director

[Signature Page to Schedule 13D]

Xu Hang
By:	/s/ Xu Hang

New Dragon (No. 12) Investments Limited
By:	/s/ Xu Hang
	Name:	Xu Hang
	Title:	Director

Jian YAO
By:	/s/ Jian Yao
Jian Yao

New Phoenix Limited
By:	/s/ Jian Yao
	Name:	Jian Yao
	Title:	Director

[Signature Page to Schedule 13D]

Cheng Minghe
By:	/s/ Cheng Minghe

City Legend Limited
By:	/s/ Cheng Minghe
	Name:	Cheng Minghe
	Title:	Director

[Signature Page to Schedule 13D]

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